Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

SouthPeak Interactive, L.L.C., a Virginia limited liability company
SouthPeak Interactive, Limited, a United Kingdom corporation
Vid Sub, LLC, a Delaware limited liability company
Gone Off Deep, LLC, a Delaware limited liability company
Gamecock Media Europe Limited, a United Kingdom corporation
IRP GmbH, an entity organized under the laws of Switzerland